EXHIBIT 12.1

ST. MARY LAND & EXPLORATION COMPANY
RATIO OF EARNINGS TO FIXED CHARGES

Years Ended December 31,
2006	2005	2004	2003	2002
24.2%	23.2%	18.7%	17.3%	9.9%

The ratio of earnings to fixed charges has been computed by dividing earnings available for fixed charges (earnings from continuing operations before income taxes) by fixed charges (interest expense plus capitalized interest).